Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789


                       E-MAIL Sent to HomeGrocer.com Customers
                                on June 29, 2000


Dear HomeGrocer.com Customer,

 As you may have recently heard in the news, HomeGrocer.com has agreed to merge with Webvan of Foster City, California. We're excited about this merger and believe it will provide you with an even better shopping experience.

 Here are a few things you might like to know:

 Until the merger is completed, things will be business as usual at HomeGrocer.com. You will continue to receive the same great service and quality products you have come to expect from us. You will continue to be served by the same friendly, professional HomeGrocer.com drivers and personal shoppers.

 Once the merger is completed, the combined company will deliver an even broader selection of products and services at competitive prices. Our commitment to providing you with friendly, courteous, and personalized attention will remain a top priority.

 Homegrocer.com and Webvan share a focus on the customer and believe in the power of the customer as the driver of future growth. As we take advantage of the combined strengths of our companies, you, our customer, will be the major benefactor.

 We'll keep you updated via e-mail and our website on the progress of our merger into one great company.

 Do not hesitate to contact us with any questions.

 Thank you for your support and loyalty to HomeGrocer.com. We look forward to continuing to serve you.


 Sincerely,

 Mary Alice Taylor
 Chairman and CEO of HomeGrocer.com
 [http://www.homegrocer.com]


 We hope you enjoyed receiving this message. However, if you'd prefer not to receive any future notices from HomeGrocer.com, please reply to this message and request us to unsubscribe your email. We are more than happy to honor your request.

                                   ----------

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995:
The statements contained in this e-mail that are not historical facts, including statements relating to enhanced financial strength, improved economic and operating efficiencies, expansion potential and infrastructure compatibility are forward-looking statements that involve certain risks and uncertainties, including but not limited to risks associated with difficulties in successfully integrating Webvan's and HomeGrocer's businesses and technologies; costs related to the merger; the availability of funds required to achieve our expansion plans; failure to obtain required stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; difficulty of successfully managing a larger, more geographically dispersed organization; difficulties in developing relationships with suppliers of non-grocery product categories necessary to function as the last mile of e-commerce.